SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 1)*

                           Orion Acquisition Corp. II
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   686924 102
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                                 (CUSIP Number)

                                 with a copy to:
                             Andrew D. Hudders, Esq.
                                 Graubard Miller
                          600 Third Avenue - 32nd Floor
                            New York, New York 10016
                                 (212) 816-8614


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                          Page 2 of 5 Pages

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          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Topix Inc.                                  I.D. No.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          WC
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)|_|

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                            70,000
    BENEFICIALLY
      OWNED BY      ------------------------------------------------------------
        EACH            8    SHARED VOTING POWER
     REPORTING
       PERSON                            - 0 -
        WITH
                    ------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                       70,000

                    ------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                       - 0 -
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       70,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.8%
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   14     TYPE OF REPORTING PERSON*

          CO
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

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                          Page 3 of 5 Pages

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Item 1. Name of Issuer:

     This amended Schedule 13D (the "Schedule") relates to the common stock, $.01 par value, ("Common Stock") of Orion Acquisition Corp., II, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 401 Wilshire Blvd., Ste. 1020, Santa Monica, California 90401.

Item 2. Identity and Background.

     This Schedule is filed by Topix Inc. ("Topix"). The address of the principal office from which it conducts its principal business is 401 Wilshire Blvd., Suite 1020, Santa Monica, California 90401. The principal business activity of Topix is evaluating and making long-term and strategic investments. Topix is incorporated under the laws of the State of Nevada.

     During the last five years, Topix has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     On October 28, 2003, Topix acquired 70,000 shares of Common Stock by purchase in an open market transaction, at a price of $1.01 per share. Topix used working capital to acquire the shares reported upon.

     On November 12, 2003, Topix acquired 57,500 Class B Warrants by purchase in an open market transaction, at a price of $.76 per warrant. Topix used working capital to acquire the shares reported upon. The warrants are not currently exerciseable. Because of their terms, there is no current ability to determine when they will become exerciseable.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the shares reported upon was as an investment.

     From time to time, Topix may acquire additional shares of Common Stock and may dispose of any shares of Common Stock over which it has the right of disposition. As a stockholder of the Issuer, Topix may vote its securities or give to another the right to vote its securities, to (i) effect merger, reorganization or liquidation transactions involving the Issuer, (ii) effect a sale or transfer of a substantial portion or all of the assets of the Issuer,
(iii) change the composition and number of the present board of directors or management of the Issuer, (iv) effect a material change in the capitalization or dividend policy of the Issuer, (v) effect a change in the business or the business structure of the Issuer, (vi) change one or more provisions of the constituent documents governing the Issuer, (vii) cause the securities, if listed, to be de-listed or deregistered under the federal securities laws, or
(viii) otherwise act to influence any of the foregoing by means of its current or future ownership position or by agreement or otherwise.

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                          Page 4 of 5 Pages

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Item 5. Interest in Securities of the Issuer.

     As a result of the purchase of the shares reported upon, Topix has the beneficial interest over an aggregate of 70,000 shares of Common Stock. Topix has sole voting and dispositive authority over these shares. This represents 6.8% of the issued and outstanding Common Stock of the Issuer.

     Because the Class B Warrants that are owned and reported upon in this Amendment No.1 to Schedule 13D, are not currently exerciseable, they have no effect on the beneficial ownership of the reporting person at this time.

     Except as described herein, Topix has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Topix has no agreements, arrangements, understandings or relationships that relate to the shares reported upon or with the Issuer.


Item 7. Material to be filed as Exhibits.

     Not applicable

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                          Page 5 of 5 Pages

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 2003

                                 Topix Inc.



                             By: /s/ Greg Bailey
                                 -----------------------------------------------
                                 Greg Bailey, President and Authorized Signatory